Exhibit 99.1

REALNETWORKS ANNOUNCES RECEIPT OF UNSOLICITED PROPOSAL FROM FOUNDER, CHAIRMAN AND CEO ROB GLASER

SEATTLE - May 9, 2022 – RealNetworks, Inc. (Nasdaq: RNWK), an emerging leader in AI-based software and solutions, today announced that it has received an unsolicited, non-binding proposal from Robert Glaser, RealNetworks’ Founder, Chairman and Chief Executive Officer to acquire all of the outstanding shares of common stock of RealNetworks not currently owned by Mr. Glaser and his affiliates at a purchase price of $0.67 per share in cash, subject to certain conditions. Mr. Glaser, together with his affiliates, currently owns approximately 38% of the outstanding shares of RealNetworks stock.

In light of the proposal, the board of directors of RealNetworks has appointed an independent special committee (the “Special Committee”) to carefully review and evaluate Mr. Glaser’s proposal and other available alternatives. The Special Committee is composed of two independent directors of RealNetworks’ board of directors, Erik Prusch and Bruce Jaffe. The Special Committee will retain independent financial and legal advisors to consider the proposal.

“While this offer initiates a process that will unfold over a period of time, we want to assure all of our agents and clients that business will continue as usual, and we expect there to be no change in the products, services, or support we provide.” said Mr. Glaser.

The Special Committee intends to undertake a prompt review and evaluation of the proposal and other available alternatives with its financial and legal advisors to determine the course of action it believes to be in the best interests of RealNetworks and its stockholders, but there can be no assurance that this process will lead to the approval or completion of any transaction. RealNetworks does not intend to disclose developments regarding this process unless and until the Special Committee and RealNetworks’ board of directors have approved a specific transaction or otherwise concluded its review of strategic alternatives.

About RealNetworks

Building on a rich history of digital media expertise and innovation, RealNetworks has created a new generation of products that employ best-in-class artificial intelligence and machine learning to enhance and secure our daily lives. RealNetworks’ portfolio includes SAFR, the world’s premier computer vision platform for live video; KONTXT, an industry leading NLP (Natural Language Processing) platform for text and multi-media analysis; and leveraging its digital media expertise, a mobile games business focused on the large free-to-play segment. For information about all of our products, visit www.realnetworks.com.

Additional Information and Where to Find It

This press release is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through materials filed with the SEC. RealNetworks stockholders and other interested parties are urged to read these materials when they become available because they will contain important information. RealNetworks stockholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov. RealNetworks stockholders will also be able to obtain these documents that are filed by RealNetworks (when available) for free from RealNetworks at www.realnetworks.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which provides a “safe harbor” for such statements in certain circumstances. The forward-looking statements include statements or expectations regarding the review and consideration of the unsolicited proposal received by RealNetworks, the review and evaluation of strategic alternatives, and the outcome of such review and evaluation. There is no assurance that the review and evaluation of the unsolicited proposal and strategic alternatives will result in any transaction or other action by RealNetworks, that any transaction or other action will be consummated, or that any transaction or other action will maximize stockholder value or result in a transaction that involves a premium to the current trading price of the stock of RealNetworks. These statements are based upon current expectations, beliefs and assumptions of RealNetworks management, and there can be no assurance that such expectations will prove to be correct. Because forward-looking statements involve risks and uncertainties and speak only as of the date on which they are made, actual events could differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to the withdrawal of the unsolicited proposal, the lack of actionable alternatives being identified in connection with the strategic alternative review, and risks relating to the substantial costs and diversion of personnel’s attention and resources due to these matters and other factors discussed in greater detail in RealNetworks’ filings with the SEC. You are cautioned not to place undue reliance on such statements and to consult RealNetworks’ most recent Annual Report on Form 10-K and other filings with the SEC for additional risks and uncertainties that may apply to RealNetworks’ business and the ownership of RealNetworks’ securities. The forward-looking statements are presented as of the date made, and RealNetworks does not undertake any duty to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Investor Relations Contact Information

Investor Relations for RealNetworks
Brian M. Prenoveau, CFA
MZ North America
561-489-5315
IR@realnetworks.com
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